UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

INTERLEUKIN GENETICS, INC.
(Name of Issuer)

Common Stock $.001 Par Value
(Title of Class of Securities)

458738101
(CUSIP Number)

Warner Norcross & Judd LLP 900 Fifth Third Center 111 Lyon Street, N.W. Grand Rapids, Michigan 49503-2487 Attention: Michael P. Lunt Telephone (616) 752-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 6, 2006
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on the following pages)

(Page 1 of 12 Pages)

_______________________
          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 458738101	SCHEDULE 13D	Page 2 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pyxis Innovations Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

32,301,276
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

32,301,276
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,301,276
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

57.2%
14	TYPE OF REPORTING PERSON

CO

CUSIP NO. 458738101	SCHEDULE 13D	Page 3 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alticor Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

32,301,276
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

32,301,276
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,301,276
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

57.2%
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 458738101	SCHEDULE 13D	Page 4 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alticor Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

32,301,276
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

32,301,276
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,301,276
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

57.2%
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 458738101	SCHEDULE 13D	Page 5 of 12

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alticor Global Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

32,301,276
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

32,301,276
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,301,276
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES □

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

57.2%
14	TYPE OF REPORTING PERSON

HC

CUSIP NO. 458738101	SCHEDULE 13D	Page 6 of 12

          This Amendment No. 3 amends Amendment No. 2 on Schedule 13D of Pyxis Innovations Inc. ("Pyxis"), Alticor Inc., Alticor Holdings Inc. and Alticor Global Holdings Inc. filed September 24, 2004 ("Amendment No. 2"), which amended their Amendment No. 1 on Schedule 13D dated filed July 22, 2003 ("Amendment No. 1"), which amended their initial Statement on Schedule 13D filed March 14, 2003 ("Initial Schedule 13D"), relating to the Issuer's securities.

Item 1.	Security and Issuer

Name of Issuer:

Interleukin Genetics, Inc.

Title of Class of Equity Securities:

Common Stock $.001 Par Value

Address of Issuer's Principal Executive Office:

135 Beaver Street Waltham, MA 02452

Item 2.	Identity and Background

          Pyxis, a Delaware corporation, is an intermediary holding company that holds shares of the Issuer. Pyxis has its principal business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001. It was formed in 2000. During the last five years, Pyxis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Pyxis has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Pyxis being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Pyxis is a wholly-owned subsidiary of Alticor Inc. Alticor Inc., a Michigan corporation, is engaged in the principal business, through its affiliates, of offering products, business opportunities, and manufacturing and logistics services in more than 80 countries and territories worldwide. Alticor Inc. has its principal business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001. During the last five years, Alticor Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Alticor Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Alticor Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Alticor Inc. is a wholly-owned subsidiary of Alticor Holdings Inc. Alticor Holdings Inc., a Michigan corporation, is a holding company and has its principal business and office at 7575

CUSIP NO. 458738101	SCHEDULE 13D	Page 7 of 12

Fulton Street East, Ada, Michigan 49355-0001. It was formed in 2002. Alticor Holdings Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Alticor Holdings Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Alticor Holdings Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Alticor Holdings Inc. became a wholly-owned subsidiary of Alticor Global Holdings Inc. on July 28, 2004. Alticor Global Holdings Inc., a Delaware corporation, is a holding company and has its principal business and office at 7575 Fulton Street East, Ada, Michigan 49355-0001. It was formed in 2004. Alticor Global Holdings Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Alticor Global Holdings Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Alticor Global Holdings Inc. being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Alticor Global Holdings Inc. is owned by certain individuals, trusts, foundations and other entities established by or for the benefit of Richard M. DeVos and Jay Van Andel, the founders of Amway Corporation, and their families.

          All directors and officers of Pyxis, Alticor Inc., Alticor Holdings Inc., and Alticor Global Holdings Inc. are referred to in this Schedule 13D as the "Directors and Officers." The address for each of the Directors and Officers is 7575 Fulton Street East, Ada, Michigan 49355-0001. During the last five years, none of the Directors and Officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Directors and Officers is a citizen of the United States of America except for Eva Cheng, who is a citizen of the United Kingdom.

          Pyxis Directors and Officers: Stephen A. Van Andel, Douglas L. DeVos, Craig V. Witcher and Michael A. Mohr are the members of the Board of Directors of Pyxis. Stephen A. Van Andel's present occupation is the Chairman of Pyxis, Alticor Inc., Alticor Holdings Inc. and Alticor Global Holdings Inc. Douglas L. DeVos' present occupation is the President of Pyxis, Alticor Inc., Alticor Holdings Inc. and Alticor Global Holdings Inc. Craig V. Witcher is the Treasurer of Pyxis, Controller of Alticor Inc. (his employer), and Controller of Alticor Holdings Inc. Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer), Alticor Holdings Inc. and Alticor Global Holdings Inc.

          Alticor Inc. Directors and Officers: Stephen A. Van Andel and Douglas L. DeVos are the members of the Board of Directors of Alticor Inc. Stephen A. Van Andel's present occupation is Chairman of Alticor Inc., Alticor Holdings Inc., Alticor Global Holdings Inc. and Pyxis. Douglas L. DeVos' present occupation is President of Alticor Inc., Alticor Holdings Inc., Alticor

CUSIP NO. 458738101	SCHEDULE 13D	Page 8 of 12

Global Holdings Inc. and Pyxis. Stephen A. Van Andel, Douglas L. DeVos, Lynn J. Lyall, Michael A. Mohr, Kelly K. Savage, Alvin W. Koop and William R. Payne are executive officers of Alticor Inc. Lynn J. Lyall holds the positions of Executive Vice President, Treasurer and Chief Financial Officer of Alticor Inc. (his employer), Alticor Holdings Inc. and Alticor Global Holdings Inc. Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer), Alticor Holdings Inc. and Alticor Global Holdings Inc. Kelly K. Savage's titles are Vice President and Chief Human Resources Officer of Alticor Inc. (her employer), Alticor Holdings Inc. and Alticor Global Holdings Inc. Alvin W. Koop's titles are Executive Vice President and Chief Operating Officer - Access Business Unit with Alticor Inc. and Alticor Global Holdings Inc., and he holds the positions of Executive Vice President and Chief Operating Officer with his employer, Access Business Group LLC, a manufacturing and distribution company and wholly-owned indirect subsidiary of Alticor Inc. located at 7575 Fulton Street East, Ada, Michigan 49355-0001. William R. Payne is the Chief of Staff of Alticor Global Holdings Inc. and Alticor Inc., his employer.

          Alticor Holdings Inc. Directors and Officers. Stephen A. Van Andel and Douglas L. DeVos are the members of the Board of Directors of Alticor Holdings Inc. Stephen A. Van Andel is the Chairman of Alticor Inc., Alticor Holdings Inc., Alticor Global Holdings Inc. and Pyxis. Douglas L. DeVos is President of Alticor Inc., Alticor Holdings Inc., Alticor Global Holdings Inc. and Pyxis. Stephen A. Van Andel, Douglas L. DeVos, Lynn J. Lyall and Michael A. Mohr are executive officers of Alticor Holdings Inc. Lynn J. Lyall holds the positions of Executive Vice President, Treasurer and Chief Financial Officer of Alticor Inc. (his employer), Alticor Holdings Inc. and Alticor Global Holdings Inc. Michael A. Mohr's title is Secretary of Pyxis and he holds the positions of Vice President, Secretary and Chief Legal Officer of Alticor Inc. (his employer), Alticor Holdings Inc. and Alticor Global Holdings Inc.

          Alticor Global Holdings Inc. Directors and Officers: Richard M. DeVos, Stephen A. Van Andel, Douglas L. DeVos, Daniel G. DeVos, Suzanne C. DeVos-VanderWeide, David L. Van Andel, Barbara Van Andel-Gaby, Emmanuel A. Kampouris, James A. McClung and Judson C. Green are the members of the Board of Directors of Alticor Global Holdings Inc. Richard M. DeVos' present occupation is President Emeritus of Alticor Inc. and Alticor Global Holdings Inc. Stephen A. Van Andel's present occupation is Chairman of Alticor Inc., Alticor Holdings Inc., Alticor Global Holdings Inc. and Pyxis. Douglas L. DeVos' present occupation is President of Alticor Inc., Alticor Holdings Inc., Alticor Global Holdings Inc. and Pyxis. Daniel G. DeVos' present occupation is President and CEO of D.P. Fox, a venture capital company located at 200 Ottawa NW, Suite 500, Grand Rapids, Michigan 49503. Suzanne C. DeVos-VanderWeide is a director of RDV Corporation and the Orlando Magic and is actively involved in community organizations in the Grand Rapids, Michigan and Orlando, Florida areas. David L. Van Andel's present occupation is Chairman and CEO of IdeaSphere Inc., a company involved in the ideation and development of health and organic products and services. IdeaSphere is located at 3133 Orchard Vista Drive, SE, Grand Rapids, Michigan 49546. Barbara Van Andel-Gaby's present occupation is Chief Executive Officer of Peter Island Resort, which manages a resort in the British Virgin Islands. Peter Island Resort's main offices are located at 6470 East Johns Crossing, Suite 490, Mailbox 4149, Duluth, Georgia 30097. Emmanuel A. Kampouris is presently retired. James A. McClung's present occupation is Vice Chairman of Charter

CUSIP NO. 458738101	SCHEDULE 13D	Page 9 of 12

Consulting, a management consulting firm focusing on financial services and insurance. Charter Consulting is located at One IBM Plaza, 330 W. Wabash, Suite 3100, Chicago, Illinois 60611. Judson C. Green's present occupation is President and CEO of Navigation Technologies Corporation, a provider of precision digital map information and enabling technology. Navigation Technologies Corporation is located at 222 Merchandise Mart Plaza, Chicago, Illinois 60654. The executive officers of Alticor Global Holdings Inc. are the same as those listed for Alticor Inc. above and also include Eva Cheng and James B. Payne. Eva Cheng is the Executive Vice President and Manager - Greater China Region, of Alticor Global Holdings Inc. and is the Managing Director of Amway (China) Co., Ltd., her employer. Amway (China) Co., Ltd. is located at 41/F. Citic Plaza, 233 Tianhe North Road, Guanzhou, P.R.C. 510620. James B. Payne is the Senior Vice President and Managing Director - Amway Operations, of Alticor Global Holdings Inc. and holds the same position with Amway Corporation, his employer, which is another of the Alticor Inc. subsidiary companies. Amway Corporation is located at 7575 Fulton Street East, Ada, Michigan 49355-001.

Item 3.	Source and Amount of Funds or Other Consideration

          The contents of Item 3 of Amendment No. 2, Amendment No. 1 and the Initial Schedule 13D are here incorporated by reference.

Item 4.	Purpose of Transaction

          (d)          Pyxis, as the sole holder of the shares of Series A Preferred Stock, has the right to appoint four out of the five members of the Issuer's Board of Directors. On June 6, 2006, one of Pyxis' appointed directors, William J. Viveen, Jr., resigned from the Board of Directors. Pyxis then exercised its right to appoint a new director and, on June 6, 2006, appointed Dianne E. Bennett to the Board of Directors to fill the remaining portion of Mr. Viveen's unexpired term.

          None of Alticor Inc., Alticor Holdings Inc., Alticor Global Holdings Inc., or the Directors and Officers have independent plans or proposals of the type enumerated in this Item 4 that differ from those enumerated above for Pyxis.

Item 5.	Interest in Securities of the Issuer

          (a)          Pyxis beneficially owns 32,301,276 shares of the Issuer's stock, which is 57.2% of the outstanding Common Stock. Alticor Inc., Alticor Holdings Inc., and Alticor Global Holdings Inc., may be deemed to beneficially own the same 32,301,276 shares of the Issuer's stock.

          The number of shares reported in this Item 5(a) includes 28,160,200 shares of Common Stock issuable to Pyxis upon conversion of its 5,000,000 shares of Series A Preferred Stock and 4,141,076 shares of Common Stock issuable to Pyxis upon conversion of the convertible notes described in the Initial Schedule 13D and Amendment No. 1. In determining Pyxis' beneficial ownership percentage above, a division calculation is used wherein 32,301,276 is the numerator and 32,301,276 plus all shares of Common Stock outstanding is the denominator.

CUSIP NO. 458738101	SCHEDULE 13D	Page 10 of 12

          The calculations in this Item 5(a) are based on the Issuer having 24,140,459 shares of Common Stock outstanding as of March 31, 2006. In addition, these calculations assume no outstanding options or other rights to obtain Common Stock have been exercised by their holders except as otherwise indicated by the Issuer. All information stated in this paragraph was provided by the Issuer.

          None of the other persons named in response to Item 2 of this Schedule 13D is the beneficial owner of the Common Stock except to the extent beneficial ownership of shares owned by Pyxis may be attributed to such person.

          (b)          Pyxis holds the sole power to vote and dispose of the securities of Issuer that it holds.

          (c)          None.

          (d)          Not applicable.

          (e)          Not applicable.

          The responses to (a) of this Item 5 are "Not Applicable" for the Directors and Officers. The responses to (b) - (c) of this Item 5 are "Not Applicable" and "None", respectively, for Alticor Inc., Alticor Holdings Inc., Alticor Global Holdings Inc., and the Directors and Officers.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The contents of Item 6 of the Initial Schedule 13D are here incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

          99.1          Stock Purchase Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on March 5, 2003)
          99.2          Registration Rights Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.8 to the Issuer's Form 8-K filed on March 5, 2003)
          99.3          Certificate of Designations, Preferences and Rights of the Series A Preferred Stock of Interleukin Genetics, Inc. filed with the Delaware Secretary of State (hereby incorporated by reference to Exhibit 3.1 to the Issuer's Form 8-K filed on March 5, 2003)
          99.4          Amendment No. 3 to Note Purchase Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed on March 5, 2003)
          99.5          Amendment No. 2 to Security Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.3 to the Issuer's Form 8-K filed on March 5, 2003)

CUSIP NO. 458738101	SCHEDULE 13D	Page 11 of 12

          99.6          Exclusive License Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Access Business Group International LLC (hereby incorporated by reference to Exhibit 10.7 to the Issuer's Form 8-K filed on March 5, 2003)
          99.7          Research Agreement dated March 5, 2003 between Interleukin Genetics, Inc. and Access Business Group LLC (hereby incorporated by reference to Exhibit 10.6 to the Issuer's Form 8-K filed on March 5, 2003)
          99.8          Letter of Guaranty dated March 5, 2003 from Alticor Inc. (hereby incorporated by reference to Exhibit 10.14 to the Issuer's Form 8-K filed on March 5, 2003)
          99.9          Joint Filing Agreement dated September 24, 2004 between Pyxis Innovations Inc., Alticor Inc., Alticor Holdings Inc., and Alticor Global Holdings Inc. (hereby incorporated by reference to Exhibit 99.9 to Amendment No. 2 filed on September 24, 2004)
          99.10        Amendment No. 4 to Note Purchase Agreement dated February 23, 2006 between Interleukin Genetics, Inc. and Pyxis Innovations Inc. (hereby incorporated by reference to Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q filed on May 10, 2006)

CUSIP NO. 458738101	SCHEDULE 13D	Page 12 of 12

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2006	PYXIS INNOVATIONS INC.

By: /s/ Kim S. Mitchell
Kim S. Mitchell, Assistant Secretary

Dated: June 23, 2006	ALTICOR INC.

By: /s/ Kim S. Mitchell
Kim S. Mitchell, Assistant Secretary

Dated: June 23, 2006	ALTICOR HOLDINGS INC.

By: /s/ Kim S. Mitchell
Kim S. Mitchell, Assistant Secretary

Dated: June 23, 2006	ALTICOR GLOBAL HOLDINGS INC.

By: /s/ Kim S. Mitchell
Kim S. Mitchell, Assistant Secretary